UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from (not applicable)
Commission file number: 001-33816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nuverra 2013 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Road, Suite 300
Scottsdale, AZ 85254

The following exhibits are filed with this report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Nuverra 2013 Employee Stock Purchase Plan Financial Statements as of July 31, 2016 and 2015 and for the Years Ended July 31, 2016 and 2015

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nuverra 2013 Employee Stock Purchase Plan

Date: September 30, 2016

	By	/s/ Joseph M. Crabb
Joseph M. Crabb
Executive Vice President and Chief Legal Officer, on behalf of the Plan Administrator